

07025810

Q2

Second Quarter 2007
Report to Shareholders
24 Weeks Ended June 16, 2007

no name

Loblaw

C O M P A N I E S   L I M I T E D

Forward-Looking Statements

This Quarterly Report for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), including the Management's Discussion and Analysis ("MD&A"), contains forward-looking statements which reflect management's expectations and are contained in discussions regarding the Company's objectives, plans, goals, aspirations, strategies, potential future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are typically, though not always, identified by words or phrases such as "anticipates", "expects", "believes", "estimates", "intends" and other similar expressions.

These forward-looking statements are not guarantees, but only predictions. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to vary significantly from the estimates, projections and intentions. Such differences may be caused by factors which include, but are not limited to, changes in consumer spending and preferences, heightened competition including new competitors and expansion of current competitors, changes in the Company's or its competitors' pricing strategies, the financial performance of the Company's franchisees, the terms and conditions of financing programs offered to the Company's franchisees, the ability to realize anticipated cost savings and efficiencies, including those resulting from restructuring, inventory liquidation and other cost reduction and simplification initiatives, the ability to execute restructuring plans, implement strategies and introduce innovative products successfully and in a timely manner, changes in the markets for the inventory intended for liquidation and changes in the expected realizable value and costs associated with the liquidation, unanticipated, increased or decreased costs associated with the announced initiatives, including those related to compensation costs, the Company's relationship with its employees, results of labour negotiations including the terms of future collective bargaining agreements, changes to the regulatory environment in which the Company operates now or in the future, the adoption of new accounting standards and changes in the Company's use of accounting policies including in relation to inventory valuation, changes in the Company's tax liabilities, either through changes in tax laws or future assessments, performance of third-party service providers, public health events, the ability of the Company to attract and retain key executives and supply and quality control issues with vendors. The Company cautions that this list of factors is not exhaustive.

The assumptions applied in making the forward-looking statements contained in this Quarterly Report, including this MD&A include the following: economic conditions do not materially change from those expected, patterns of consumer spending are reasonably consistent with historical trends, no new significant competitors enter our markets nor does any existing competitor unexpectedly significantly increase its presence, neither the Company's nor its competitors' pricing strategies change materially, the Company's franchisees perform as expected, the Company successfully offers new and innovative products and executes its strategies as planned, anticipated cost savings and efficiencies are realized as planned, continuing future restructuring activities are effectively executed in a timely manner, costs associated with the liquidation of inventory are not higher or lower than expected, the Company's assumptions regarding average compensation costs and average years of service for employees affected by the simplification initiatives are materially correct, the Company does not significantly change its approach to its current restructuring activities, there is no material amount of excess inventory in the Company's supply chain, there are no material work stoppages and the performance of third-party service providers is in accordance with expectations.

These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. This list of factors and other risks and uncertainties are discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time, including the Risks and Risk Management section of the MD&A included in the Company's 2006 Annual Report.

Potential investors and other readers are urged to consider these factors carefully in evaluating these forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this Quarterly Report, including this MD&A are made only as of the filing date of this Quarterly Report and the Company disclaims any obligation or intention to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained in these forward-looking statements may or may not occur. The Company cannot assure that projected results or events will be achieved.

Contents

Report to Shareholders

Second Quarter Highlights

For the periods ended June 16, 2007 and June 17, 2006 ($ millions except where otherwise indicated)	2007 (12 weeks)	2006 (12 weeks)	Change	2007 (24 weeks)	2006 (24 weeks)	Change
Sales	$ 6,933	$ 6,699	3.5%	$ 13,280	$ 12,846	3.4%
Operating income	218	327	(33.3%)	352	586	(39.9%)
Basic net earnings per common share ($)	0.43	0.71	(39.4%)	0.63	1.22	(48.4%)
Same-store sales change (%)	2.7%	1.6%		2.6%	(0.4%)	
Adjusted EBITDA[1]	419	469	(10.7%)	784	867	(9.6%)
Adjusted operating income[1]	290	336	(13.7%)	526	606	(13.2%)
Adjusted operating margin[1]	4.4%	5.4%		4.2%	5.1%	
Adjusted basic net earnings per common share[1] ($)	0.60	0.70	(14.3%)	1.06	1.24	(14.5%)
Free cash flow[1]	346	189	83.1%	(50)	(412)	87.9%

- Adjusted basic net earnings per common share[1] of 60 cents, down 14.3% from last year.

- Adjusted operating income[1] of $290 million, down 13.7% from last year.

- Same-store sales up 4.2% from last year, excluding the impact of decreased tobacco sales.

- Free cash flow[1] up 83.1% from last year.

- The Company's primary initiatives, Project Simplify, Fix the Basics, Credit for Value and *Real Canadian Superstore* optimization are on track.

<u>Results of Operations</u>

For the second quarter of 2007, basic net earnings per common share were 43 cents compared to 71 cents in 2006, a decline of 39.4%. Basic net earnings per common share were impacted in the second quarter of 2007 by the following:
- income of 4 cents (2006 – charge of 4 cents) per common share for the net effect of stock-based compensation and the associated equity forwards;
- charge of 18 cents (2006 – 1 cent) per common share related to restructuring and other charges;
- charge of 2 cents (2006 – nil) per common share related to inventory liquidation;
- charge of 1 cent (2006 – nil) per common share related to the consolidation of VIEs; and
- nil (2006 – income of 6 cents) per common share related to the effect on future income tax balances resulting from changes in statutory income tax rates.

After adjusting for the above noted items, adjusted basic net earnings per common share[1] were 60 cents for the second quarter of 2007 compared to 70 cents for the second quarter of 2006. Adjusted basic net earnings per common share[1] for the second quarter of 2007 included the impact of certain items, details of which are provided below.

Sales for the second quarter of 2007 increased 3.5% or $234 million to $6.93 billion. The Company is satisfied with its continued increase in sales. Growth in *Joe Fresh Style* apparel and fresh food sales were noteworthy. Total sales increases were realized across all regions of the country and in the food, general merchandise and drugstore areas. In the third quarter of 2006, a major tobacco supplier commenced shipping directly to certain customers of the Company's cash & carry and wholesale club network, adversely impacting sales. This loss of sales is expected to continue affecting comparisons to 2006 sales until the end of the third quarter of 2007. Same-store sales,

(1) See Non-GAAP Financial Measures on page 12.

excluding the impact of decreased tobacco sales, increased by 4.2%. Total sales excluding the impact of tobacco sales and variable interest entities[1] increased by 5.4%.

Loblaw earned operating income of $218 million in the second quarter of 2007 compared to $327 million during the same period in 2006. Operating margin was 3.1% compared to 4.9% in the second quarter of 2006. Adjusted operating income[1] in the second quarter of 2007 was $290 million compared to $336 million in 2006, and adjusted operating margins[1] were 4.4% and 5.4%, respectively.

Business Update

To Make Loblaw the Best Again, the Company continues to focus on four areas: Project Simplify, Fix the Basics, Credit for Value and optimizing the *Real Canadian Superstore* ("*RCSS*") banner.

Project Simplify, the Company's plan to improve its effectiveness through clearer accountabilities and centralization where it counts, continues to be executed as planned. However, the Company is now entering a critical period as many employees are dealing with recent transitions to new roles and responsibilities and some level of disruption is expected.

Fix the Basics is the Company's strategy to be known once again as one of the world's best retailers, including industry-leading availability and a world-class supply chain. Pilots were conducted in the second quarter to measure and ensure product availability at shelf level, with positive initial results. The availability program is expected to be rolled out to approximately 250 stores by the fourth quarter of this year. Supply chain service levels are consistently better than in 2006. During the first half of the year, changes were made in a number of stores with the objective of improving the shopping experience and increasing sales.

Credit for Value is aimed at ensuring customers recognize the benefit of lower prices in our stores where it matters. The Company continues to reduce its prices in a targeted manner across the country, with a resulting impact on earnings, as described in the MD&A.

Same-store sales at the *RCSS* banner in Ontario in the second quarter continued to increase. The Company will be opening a new *RCSS* in Milton, Ontario at the end of August. This store has been designed to test some of the elements the Company has identified as necessary to improve its return on investment in the *RCSS* banner.

The Company is investing in what it believes will be profitable expansions and renovations of its existing store base with the focus on improving same-store sales. The Company anticipates a total of 76 renovations and conversions during 2007 of which two-thirds will be completed in the second half of the year. A total of 12 stores in 2007 are expected to benefit from the improved economics of the Ontario labour deal reached last year. Industry new square footage increases appear to have slowed in the year to date.

The Company piloted a colleague discount program during the second quarter of 2007 with an enthusiastic response from store colleagues and anticipates rolling out a national program during the fourth quarter of 2007. The expected future annual cost upon full implementation of this initiative will be approximately $40 million.

The Company has added experienced executives to its senior leadership team. Catherine Booth joined as the head of information technology while, subsequent to quarter end, Cathy Whelan Molloy and Martin Jamieson joined the team as the leaders of marketing and control label, respectively.

Financial Update

In the second quarter, certain charges were recorded in connection with initiatives previously disclosed, as follows:

- Part of Project Simplify involves the restructuring and streamlining of the Company's merchandising and store operations. This initiative includes a reduction of approximately 1,000 jobs in the National Head Office and Store Support Centre and regional offices. The total restructuring costs under this plan, comprised primarily of severance costs, are now anticipated to be in the range of $167 million to $187 million. In addition to the $75 million of restructuring costs resulting from this plan which were recognized in the first

(1) See Non-GAAP Financial Measures on page 12.

quarter, the Company has recognized an additional $70 million in the second quarter, comprised of $52 million for employee termination benefits including severance, additional pension costs resulting from the termination of employees and retention costs; and $18 million of other costs, primarily consulting.

- A charge of $2 million was recorded in connection with the previously announced closure of certain stores in the Quebec and Atlantic markets and in the Company's wholesale network.
- The Company's efforts to liquidate excess inventory are nearing completion and a charge of $7 million was recorded in the second quarter, comprised primarily of storage costs and adjustments to anticipated recoveries from the previously announced liquidation of excess inventory.

In addition, the following notable items influenced adjusted operating income[1] for the second quarter of 2007:

- Legislative changes introduced in 2006 by the Ontario government reduced pharmacy-related operating income by $7 million in the quarter with a year-to-date impact of $17 million.
- Consulting costs, other than those in connection with Project Simplify, amounted to $14 million in the quarter and $18 million year-to-date.
- As part of its Credit for Value initiative, the Company continues to reduce its prices in a targeted manner across the country in the quarter.

Free cash flow[1] for the second quarter of 2007 was $346 million compared to $189 million in the second quarter of 2006. The second quarter improvement is primarily due to an increase in cash flows from working capital of $129 million, substantially as a result of reduced inventory levels and a decrease in capital expenditures of $41 million. On a year-to-date basis, free cash flow[1] was negative $50 million compared to negative $412 million in 2006. The year-to-date improvement is primarily due to an increase in cash flows from working capital of $286 million, substantially as a result of reduced inventory levels and due to a reduction in capital expenditures of $139 million partially offset by $57 million related to the timing of dividend payments. Free cash flow[1] is typically negative in the first half of the year and is expected to improve throughout the remainder of the year due to increases in net earnings, an improvement in cash flows from working capital and a reduction in capital expenditures compared to 2006. The Company's investments are primarily targeted to generate same-store sales growth rather than expansion in square footage.

The Company has completed its work in connection with the non-cash goodwill impairment charge of $800 million recorded in the Company's audited annual consolidated financial statements for the year ended December 30, 2006. This charge has now been finalized.

Loblaw intends to implement a perpetual inventory system designed to improve inventory counts and track obsolete and excess inventory, particularly general merchandise. In addition, the Company may change the accounting methodology used to estimate the cost of the Company's general merchandise and certain other inventories. The Company is currently evaluating the potential impact of these possible changes on inventory valuation in conjunction with a new accounting standard related to inventories.

The Company is beginning to exhibit encouraging signs from its efforts to Make Loblaw the Best Again. The significant changes which were initiated last year are on track, although the period of maximum risk associated with the restructuring is now beginning. The Company plans to continue its strategy of targeted price reduction and improvements to the structure of its business which are likely to continue to put pressure on margins. It is expected that earnings will remain challenged for the remainder of 2007.

Galen G. Weston
Executive Chairman

Toronto, Canada
July 25, 2007

(1) See Non-GAAP Financial Measures on page 12.

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the Company's 2007 unaudited interim period consolidated financial statements and the accompanying notes on pages 15 to 27 of this Quarterly Report and the audited annual consolidated financial statements and the accompanying notes for the year ended December 30, 2006 and the related annual MD&A included in the Company's 2006 Annual Report. The Company's 2007 unaudited interim period consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. These interim period consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries and variable interest entities ("VIEs") that the Company is required to consolidate in accordance with Accounting Guideline 15, "Consolidation of Variable Interest Entities", ("AcG 15"). A glossary of terms used throughout this Quarterly Report can be found on page 80 of the Company's Financial Report contained in its 2006 Annual Report. In addition, this Quarterly Report includes the following terms: "rolling year return on average total assets" which is defined as cumulative operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments; and "rolling year return on average shareholders' equity" which is defined as cumulative net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity.

The information in this MD&A is current to July 25, 2007, unless otherwise noted.

Results of Operations

For the second quarter of 2007, basic net earnings per common share were 43 cents compared to 71 cents in 2006, a decline of 39.4%. Basic net earnings per common share were impacted in the second quarter of 2007 by the following:

- income of 4 cents (2006 – charge of 4 cents) per common share for the net effect of stock-based compensation and the associated equity forwards;
- charge of 18 cents (2006 – 1 cent) per common share related to restructuring and other charges;
- charge of 2 cents (2006 – nil) per common share related to inventory liquidation;
- charge of 1 cent (2006 – nil) per common share related to the consolidation of VIEs; and
- nil (2006 – income of 6 cents) per common share related to the effect on future income tax balances resulting from changes in statutory income tax rates.

After adjusting for the above noted items, adjusted basic net earnings per common share[1] were 60 cents for the second quarter of 2007 compared to 70 cents for the second quarter of 2006. Adjusted basic net earnings per common share[1] for the second quarter of 2007 included the impact of certain items, details of which are provided below.

Sales Sales for the second quarter increased by 3.5% or $234 million to $6.93 billion. Total sales increases were realized across all regions of the country and in the food, general merchandise and drugstore areas. Same-store sales excluding the impact of the continued decrease in tobacco sales increased by 4.2%. Total sales excluding the impact of tobacco sales and VIEs[1] increased by 5.4%. In the third quarter of 2006, a major tobacco supplier commenced shipping directly to certain customers of the Company's cash & carry and wholesale club network, adversely impacting sales. This loss of sales is expected to continue affecting comparisons to 2006 sales until the end of the third quarter of 2007.

(1) See Non-GAAP Financial Measures on page 12.

Sales and Sales Growth Excluding the Impact of Tobacco Sales and VIEs[1]

For the periods ended June 16, 2007 and June 17, 2006	2007	2006	2007	2006
($ millions except where otherwise indicated)	(12 weeks)	(12 weeks)	(24 weeks)	(24 weeks)
Total sales	$ 6,933	$ 6,699	$ 13,280	$ 12,846
Less: Sales attributable to tobacco sales	236	373	453	694
Sales attributable to the consolidation of VIEs	121	89	215	170
Sales excluding the impact of tobacco sales and VIEs[1]	$ 6,576	$ 6,237	$ 12,612	$ 11,982
Total sales growth	3.5%		3.4%	
Less: Impact on sales growth attributable to tobacco sales	(2.4%)		(2.3%)	
Impact on sales growth attributable to the consolidation of VIEs	0.5%		0.4%	
Sales growth excluding the impact of tobacco sales and VIEs[1]	5.4%		5.3%	

The following factors explain the major components in the change in sales over the prior year:
- same-store sales growth of 4.2% excluding the impact of decreased tobacco sales;
- continued sales growth from the *Real Canadian Superstore* banner in Ontario;
- national food price inflation as measured by "The Consumer Price Index for Food Purchased from Stores" ("CPI") was approximately 4.0% for the second quarter of 2007 compared to approximately 1.1% in the same period of 2006. This measure of inflation may not accurately reflect the effect of inflation on the specific mix of goods offered in Loblaw stores. The Company's analysis indicates that its internal retail price inflation is below CPI and that internal cost inflation exceeds internal retail price inflation. In addition, the Company is experiencing positive volume growth.
- an increase in net retail square footage of 0.4 million square feet or 0.9% during the latest four quarters, due to the opening of 41 new corporate and franchised stores and the closure of 82 stores, inclusive of 47 stores that were closed as part of a previously announced store operations restructuring plan, and stores that have undergone conversions and major expansions. During the second quarter of 2007, 10 new corporate and franchised stores were opened and 11 were closed, including 2 stores that were closed as part of a previously announced store operations restructuring plan, resulting in a net increase of 0.3 million square feet or 0.7%.

For the first half of the year, sales of $13.28 billion were 3.4% ahead of last year. Total sales excluding the impact of tobacco sales and VIEs[1] increased by 5.3% year-to-date. The following factors in addition to the quarterly factors mentioned above further explain the change in year-to-date sales over the same period in the prior year:
- same-store sales growth excluding the impact of decreased tobacco sales of 4.1%; and
- an increase in net retail square footage during the latest four quarters as noted above. In the first two quarters, 16 new corporate and franchised stores were opened and 61 stores closed, including 46 stores that were closed as part of a previously announced store operations restructuring plan, and stores which have undergone conversions and major expansions resulting in a net decrease of 0.4 million square feet or 0.8% from year end 2006.

Operating Income Operating income of $218 million for the second quarter of 2007 compares to $327 million in 2006, a decrease of 33.3%. Operating margin was 3.1% for the second quarter of 2007 compared to 4.9% in 2006.

Project Simplify continues to be executed as planned. In the second quarter of 2007, certain charges were recorded that reflected activities in support of the Company's Formula for Growth, which have previously been disclosed and are as follows:
- Part of Project Simplify involves the restructuring of the Company's merchandising and store operations into more streamlined functions which includes a reduction of approximately 1,000 jobs in the National Head Office and Store Support Centre and regional offices. The total restructuring costs under this plan, comprised primarily of severance costs, are now anticipated to be in the range of $167 million to $187 million. In the second quarter of 2007, the Company recognized $70 million of restructuring costs resulting from this plan, composed of $52 million for employee termination benefits including severance, additional pension costs resulting from the

(1) See Non-GAAP Financial Measures on page 12.

termination of employees and retention costs; and $18 million of other costs, primarily consulting. A substantial portion of the remaining expected cost in connection with this plan is anticipated to be recorded by the end of the third quarter of 2007.
- A charge of $2 million was recorded in connection with the previously announced closure of certain stores in the Quebec and Atlantic markets and in the wholesale network that were part of the store operations restructuring activities.

($ millions)	Cost Recognized 2007 (12 weeks)	2006 (12 weeks)	2007 (24 weeks)	2006 (24 weeks)	Total Expected Costs	Total Expected Costs Remaining
Project Simplify	$ 70	$ –	$ 145	$ –	$ 177[2]	$ 32
Store operations	2	–	16	–	54	3
Supply chain network	1	5	1	7	90	19
Office move and reorganization of the operation support functions	–	–	–	1	25	–
Total restructuring and other charges	$ 73	$ 5	$ 162	$ 8	$ 346	$ 54

(2) The total restructuring costs, primarily severance costs, under this plan are anticipated to be in the range of $167 million to $187 million.

In addition, the Company recognized the following in operating income:
- income of $11 million (2006 – charge of $9 million) for the net effect of stock-based compensation and the associated equity forwards;
- a charge of $7 million, comprised primarily of storage costs and adjustments to anticipated recoveries from the previously announced liquidation of inventory determined to be excess in the fourth quarter of 2006. The Company's efforts to liquidate this inventory are proceeding as expected; and
- a charge of $3 million (2006 – income of $5 million) resulting from the consolidation of VIEs.

After adjusting for the above-noted items, adjusted operating income[1] was $290 million in the second quarter of 2007 compared to $336 million in the comparable period in 2006. Adjusted operating margin[1] was 4.4% in the second quarter of 2007 compared to 5.4% in 2006. Adjusted EBITDA margin[1] decreased to 6.4% from 7.5% in 2006.

In addition, the following items influenced adjusted operating income[1] for the second quarter of 2007:
- legislative changes introduced in 2006 by the Ontario government reduced pharmacy-related operating income by $7 million; and
- consulting costs, other than those in connection with Project Simplify, amounted to $14 million.

Aggregate gross margin percentage continued to decline in the second quarter of 2007 as a result of the Company's continued investment in lower food prices, as part of its Credit for Value initiative, to drive sales growth in a targeted manner across the country. In addition, margins were affected by markdowns of general merchandise in Western Canada. Margins were also negatively affected by higher inventory shrink accruals ascertained from an increase in the number of physical counts. The Company continues to experience higher store operating costs, including store labour costs, and higher overhead costs compared to the second quarter of 2006.

Operating income for the first half of 2007 decreased by $234 million, or 39.9%, to $352 million, and resulted in an operating margin of 2.7% as compared to 4.6% in the corresponding period in 2006. During the first half of 2007, the Company recorded restructuring and other charges of $162 million (2006 – $8 million) of which $145 million (2006 – nil) related to Project Simplify, $16 million (2006 – nil) related to the store operations restructuring, and $1 million (2006 – $7 million) related to the supply chain network, and no impact (2006 – $1 million) related to the office move and reorganization of the operation support functions. In addition, the Company recognized a year-to-date charge in operating income of $1 million (2006 – $12 million) for the net effect of stock-based compensation and the associated equity forwards; $9 million (2006 – nil) relating to the liquidation of inventory determined to be excess in the fourth quarter of 2006 and $2 million (2006 – nil) from the consolidation of VIEs.

(1) See Non-GAAP Financial Measures on page 12.

Adjusted operating income[1] for the first half of 2007 was $526 million compared to $606 million for the same period of 2006. Year-to-date adjusted operating margin[1] was 4.2% compared to 5.1% in 2006. Adjusted EBITDA margin[1] decreased to 6.2% from 7.2% in 2006. The 2007 year-to-date results were influenced by the following items:

- pharmacy-related operating income was reduced by $17 million due to legislative changes introduced in 2006 by the Ontario government;
- consulting costs, other than those in connection with Project Simplify, amounted to $18 million;
- costs associated with the change in the Company's executive bonus plan were $11 million; and
- the aggregate gross margin percentage decreased as described previously.

The Company has completed its work in connection with the non-cash goodwill impairment charge of $800 million recorded in the Company's audited annual consolidated financial statements for the year ended December 30, 2006. This charge has now been finalized.

Interest Expense Interest expense for the second quarter of 2007 was $58 million compared to $61 million in 2006. The following items impacted interest expense:

- Interest on long term debt was $66 million (2006 – $67 million).
- Interest on financial derivative instruments, which includes the effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards, was $2 million (2006 – $1 million).
- Net short term interest income of $5 million (2006 – $2 million).
- Interest expense of $5 million (2006 – $5 million) was capitalized to fixed assets.

Interest expense year-to-date was $117 million compared to $121 million in 2006.

Income Taxes The effective income tax rate for the second quarter in 2007 increased to 27.5% compared to 25.9% in the second quarter of 2006 primarily due to the cumulative reduction in the future income tax expense recorded in 2006 as a result of the change in the Canadian federal and certain provincial statutory income tax rates which was partially offset by a change in the proportion of taxable income earned across different tax jurisdictions in 2007. The year-to-date effective income tax rate in 2007 was 28.5% compared to 28.6% in 2006.

Net Earnings Net earnings for the second quarter decreased $75 million, or 38.7%, to $119 million from $194 million in the second quarter of 2006 and decreased $161 million, or 48.2%, to $173 million year-to-date from $334 million in 2006. Basic net earnings per common share for the second quarter decreased 28 cents or 39.4% to 43 cents from 71 cents in the second quarter of 2006 and decreased 59 cents, or 48.4%, to 63 cents year-to-date compared to $1.22 for the same period last year. Adjusted basic net earnings per common share[1] for the second quarter decreased 10 cents, or 14.3%, to 60 cents compared to 70 cents in 2006 and decreased 18 cents, or 14.5%, to $1.06 year-to-date compared to $1.24 in 2006.

Financial Condition

Financial Ratios The net debt[1] to equity ratio was 0.73:1 at the end of the second quarter of 2007 compared to 0.70:1 in the same period in 2006 and to 0.72:1 at year end 2006. The increase in the net debt[1] to equity ratio at the end of the second quarter of 2007 when compared to the end of the second quarter last year was due to the decrease in shareholders' equity, primarily the result of the negative impact of the $800 million non-cash goodwill impairment charge recorded in the fourth quarter of 2006 partially offset by a decline in net debt[1]. The net debt[1] to equity ratio at the end of the first and second quarter is typically higher than at year end due to cyclical fluctuations in working capital. The net debt[1] to equity ratio is expected to improve throughout the remainder of the year.

As a result of the decline in operating income, the interest coverage ratio was 2.8 times for the first half of 2007 compared to 4.5 times in 2006.

(1) See Non-GAAP Financial Measures on page 12.

Management's Discussion and Analysis

The rolling year return on average total assets[1] at the end of the second quarter of 2007 decreased to 0.4%, compared to 10.7% for the comparable period in 2006, and to 2.3% at year end 2006. The rolling year return on average shareholders' equity at the end of the second quarter decreased to (6.6)%, compared to 12.4% for the comparable period of 2006, and to (3.9)% at year end 2006. Both ratios continue to be negatively impacted by the decline in cumulative operating income for the latest four quarters including the negative impact of the $800 million non-cash goodwill impairment charge recorded in the fourth quarter of 2006.

Common Share Dividends Loblaw's Board of Directors declared quarterly dividends equal to 21 cents per common share with a payment date of July 1, 2007.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274,173,564 common shares were outstanding at quarter end. Further information on the Company's outstanding share capital is provided in note 10 to the unaudited interim period consolidated financial statements.

Liquidity and Capital Resources

Cash Flows from Operating Activities Second quarter cash flows from operating activities were $534 million compared to $419 million in the comparable period in 2006. On a year-to-date basis, cash flows from operating activities were $289 million compared to $9 million in 2006. The improvement in cash flows from operating activities for the second quarter and year-to-date is mainly due to the change in non-cash working capital. The change in inventory in the first and second quarter of 2007 compared to the same periods in 2006 accounted for the majority of the change in non-cash working capital.

Cash Flows used in Investing Activities Second quarter cash flows used in investing activities were $135 million compared to $397 million in 2006. On a year-to-date basis, cash flows used in investing activities were $155 million compared to $670 million in 2006. The majority of the change in cash flows used in investing activities was the result of a decline in capital investment in addition to less movement in short term investments from cash and cash equivalents relative to year end, when compared to the prior year, due to the change in the term to maturity profile of the Company's short term investments. Capital investment for the second quarter amounted to $131 million (2006 – $172 million) and $224 million (2006 – $363 million) year-to-date. Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada albeit at a slower pace than in prior years. The Company's investments are primarily targeted to generate same-store sales growth rather than expansion in square footage.

During the second quarter of 2007 $85 million (2006 – $60 million) of credit card receivables were securitized and $125 million (2006- $115 million) year-to-date, by *President's Choice* Bank ("PC Bank"), a wholly owned subsidiary of the Company, through the sale of a portion of the total interest in these receivables to independent trusts. The securitization yielded a nominal net loss (2006 – nominal net loss) based on the assumptions disclosed in note 11 of the consolidated financial statements for the year ended December 30, 2006 included in the Company's 2006 Annual Report. The independent trusts' recourse to *PC* Bank's assets is limited to *PC* Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2006 – 9%) on a portion of the securitized amount.

Cash Flows (used in) from Financing Activities Second quarter cash flows used in financing activities were $323 million compared to $193 million in 2006 primarily due to the decline in commercial paper levels as a result of the reduction in working capital and capital expenditures. On a year-to-date basis, cash flows used in financing activities were $180 million compared to cash flows from financing activities of $290 million in 2006.

During the second quarter of 2007, Dominion Bond Rating Service ("DBRS") downgraded the Company's Medium Term Notes and debentures to "A (low)" from "A" and confirmed the Company's commercial paper rating at "R-1 (low)", both with a "negative" trend. Also, during the second quarter, Standard & Poor's ("S&P") downgraded the Company's long term corporate credit to "BBB+" from "A-" and confirmed the Company's commercial paper rating at "A-1 (low)". S&P removed the Company from CreditWatch with negative implications and the outlook was changed to "stable". Further downgrades in the Company's short term rating may impact the Company's ability to access short term financing through its commercial paper program which would increase borrowing costs. However, the Company

(1) See Non-GAAP Financial Measures on page 12.

anticipates it will continue to be able to obtain external financing. In the event of a further downgrade of the Company's long term credit rating issued by DBRS, the Company's franchisees' access to financing through the structure involving independent funding trusts would be affected and the standby letter of credit provided to the independent funding trust by Loblaw would be drawn upon. The Company is exploring alternative financing arrangements for the benefit of its franchisees to address this issue.

During the first quarter of 2007, the Company entered into a $500 million, 364-day revolving committed credit facility extended by several banks for general corporate purposes and to support the Company's commercial paper program.

During the first quarter of 2007, Loblaw renewed its Normal Course Issuer Bid to purchase on the Toronto Stock Exchange, or enter into equity derivatives to purchase up to 13,708,678 of the Company's common shares, representing approximately 5% of the common shares outstanding. In accordance with the rules and by-laws of the Toronto Stock Exchange, Loblaw may purchase its shares at the then market prices of such shares.

Free Cash Flow[1] Free cash flow[1] for the second quarter of 2007 was $346 million compared to $189 million in the second quarter of 2006. The second quarter improvement is primarily due to an increase in cash flows from working capital of $129 million, substantially as a result of reduced inventory levels and a decrease in capital expenditures of $41 million. On a year-to-date basis, free cash flow[1] was negative $50 million compared to negative $412 million in 2006. The year-to-date improvement is primarily due to an increase in cash flows from working capital of $286 million, substantially as a result of reduced inventory levels and due to a reduction in capital expenditures of $139 million partially offset by $57 million related to the timing of dividend payments. Free cash flow[1] is typically negative in the first half of the year and is expected to improve throughout the remainder of the year due to increases in net earnings, an improvement in cash flows from working capital and a reduction in capital expenditures compared to 2006.

Quarterly Results of Operations

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars. Each of the quarters presented is 12 weeks in duration except for the third quarter, which is 16 weeks in duration.

Summary of Quarterly Results
(unaudited)

($ millions except where otherwise indicated)	Second Quarter		First Quarter		Fourth Quarter		Third Quarter	
	2007	2006	2007	2006	2006	2005	2006	2005
Sales	$ 6,933	$ 6,699	$ 6,347	$ 6,147	$ 6,784	$ 6,552	$ 9,010	$ 8,610
Net earnings (loss)	$ 119	$ 194	$ 54	$ 140	$ (756)	$ 201	$ 203	$ 192
Net earnings (loss) per common share								
Basic ($)	$ 0.43	$ 0.71	$ 0.20	$ 0.51	$ (2.76)	$ 0.73	$ 0.74	$ 0.70
Diluted ($)	$ 0.43	$ 0.71	$ 0.20	$ 0.51	$ (2.76)	$ 0.73	$ 0.74	$ 0.70

Sales growth continued into the second quarter of 2007 at a higher rate than in 2006. Same-store sales growth during the current quarter increased 2.7% including the negative impact from the decline in tobacco sales. Sales and same-store sales growth during the last two quarters of 2006 and the first two quarters of 2007 were negatively impacted by the loss in tobacco sales. Tobacco is not a significant earnings contributor.

Fluctuations in quarterly net earnings for 2006 and into 2007 reflect the impact of a number of specific charges resulting from ongoing transformative changes and a non-cash goodwill impairment charge of $800 million in the fourth quarter of 2006 and restructuring and other charges in late 2006 and the first two quarters of 2007.

(1) See Non-GAAP Financial Measures on page 12.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management has concluded that, as of June 16, 2007, a weakness existed in the design of the Company's internal control over financial reporting in the area of inventory controls, principally related to general merchandise inventory valuation. This design weakness was caused primarily by the lack of sufficient compensating controls in the absence of a perpetual inventory system. The Company plans to implement a perpetual inventory system. This weakness also existed at the end of the first quarter.

While it is possible that this design weakness, if left unaddressed, could result in a material misstatement of the Company's inventory balances now or in the future, management has concluded that the consolidated financial statements included in this quarterly report fairly present the Company's financial position, consolidated results of operations and cash flows for the twelve and twenty-four weeks ended June 16, 2007. Management has reached this conclusion based on the aggregate effect of a number of factors, including the general merchandise inventory liquidation activity that took place in the fourth quarter of 2006, the performance of a significant number of inventory counts at the Company's stores in the first and second quarters of 2007, and further substantive procedures performed by management to validate the recorded value of inventory using its current method of estimating cost.

The Company is implementing a plan for the remediation of this design weakness. The Company is developing a sustainable control framework for inventory valuation and a detailed control implementation plan, including confirmation of the number of inventory counts required to reach a level at which the Company can be confident of the statistical validity of extrapolating the results of those counts.

There has been no change in the Company's internal control over financial reporting that occurred during the twelve weeks ended June 16, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Legal Proceedings

During the first quarter of 2007, the Company was one of 17 defendants served with an action brought in the Superior Court of Ontario by certain beneficiaries of a multi-employer pension plan in which the Company's employees and its independent franchisees participate. In their claim against the employers and the trustees of the multi-employer pension plan, the plaintiffs claim that assets of the multi-employer pension plan have been mismanaged. One billion dollars of damages are claimed in the action. In addition, the plaintiffs are seeking to have a representative defendant appointed for the employers of all the members of the multi-employer pension plan. The action is framed as a representative action on behalf of all the beneficiaries of the multi-employer pension plan. The action is at a very early stage and the Company intends to vigorously defend it. Statements of Defence have not yet been filed.

In addition to the claim described above, the Company is the subject of various legal proceedings and claims that arise in the ordinary course of business. The outcome of all of these proceedings is uncertain. However, based on information currently available, these claims, individually and in the aggregate, are not expected to have a material impact on the Company.

Accounting Standards Implemented in 2007

On December 31, 2006, the Company implemented the Canadian Institute of Chartered Accountants ("CICA") new Handbook sections 3855 "Financial Instruments – Recognition and Measurement", 3865 "Hedges", 1530 "Comprehensive Income", 3251 "Equity" and 3861 "Financial Instruments – Disclosure and Presentation". These standards have been applied without restatement of prior periods. The transitional adjustments resulting from these standards are recognized in the opening balances of retained earnings and accumulated other comprehensive income.

The new accounting standards require that all financial instruments be classified into a defined category, namely, held-for-trading financial assets or financial liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The financial instruments within scope, including derivatives, are included on the Company's balance sheet and measured at fair

value except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Held-for-trading financial assets and financial liabilities are measured at fair value with gains and losses recognized in net earnings in the period in which they arise. Available-for-sale financial assets are measured at fair value, with unrealized gains and losses, including changes in foreign exchange rates, recognized in other comprehensive income until the financial asset is derecognized or impaired, at which time any unrealized gains or losses are recorded in net earnings. In cash flow hedges, the effective portion of the change in fair value of the hedging item is recorded in other comprehensive income. To the extent the change in fair value of the derivative is not completely offset by the change in fair value of the hedged item, the ineffective portion of the hedging relationship is recorded immediately in net earnings.

Upon implementation of these standards, the Company has recorded the following transitional adjustments:

($ millions)	Transitional Adjustments
Consolidated Balance Sheet	
Other assets	$ 35
Future income taxes	(7)
Other liabilities	41
Retained earnings	(15)
Accumulated other comprehensive income	16

For further details of the specific accounting changes and related impacts, see note 2 to the unaudited interim period consolidated financial statements.

Future Accounting Standards

Capital Disclosures and Financial Instruments – Disclosure and Presentation In December 2006, the CICA issued three new
· accounting standards: Section 1535, "Capital Disclosures", Section 3862, "Financial Instruments Disclosure" and Section 3863, "Financial Instruments Presentation".

Section 1535 establishes guidelines for the disclosure of information regarding a company's capital and how it is managed. Enhanced disclosure with respect to the objectives, policies and processes for managing capital and quantitative disclosure about what a company regards as capital are required.

Section 3862 and Section 3863 replace Section 3861, "Financial Instruments – Disclosure and Presentation". Section 3862 requires increased disclosures regarding the risks associated with financial instruments and how these risks are managed. Section 3863 carries forward standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity.

These standards are effective for fiscal years beginning on or after October 1, 2007 and therefore the Company will implement them in the first quarter of 2008.

Inventories In June 2007, the CICA issued a new Section 3031, "Inventories", which will replace existing Section 3030 of the same title. The new standard provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. This standard is effective for fiscal years beginning on or after January 1, 2008 and will be implemented by the Company in the first quarter of 2008. Loblaw is currently assessing the implications of adopting this standard.

For further details on the above future accounting standards see note 1 to the unaudited interim period consolidated financial statements.

Outlook

The Company is beginning to exhibit encouraging signs from its efforts to Make Loblaw the Best Again. The significant changes which were initiated last year are on track, although the period of maximum risk associated with the restructuring is now beginning. The Company plans to continue its strategy of targeted price reduction and improvements to the structure of its business which are likely to continue to put pressure on margins. It is expected that earnings will remain challenged for the remainder of 2007.

Additional Information

Additional information about the Company has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, *President's Choice* Bank.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Quarterly Report in measuring the financial performance and financial condition of the Company for the reasons set out below. These measures do not have a standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

Sales and Sales Growth Excluding the Impact of Tobacco Sales and VIEs These financial measures exclude the impact on sales from the decrease in tobacco sales and from the consolidation by the Company of certain independent franchisees which resulted from the implementation of AcG 15. Tobacco sales continue to decrease as a result of a major tobacco supplier shipping directly to certain customers of the Company's cash & carry and wholesale club network commencing in the third quarter of 2006. These impacts on sales are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. A reconciliation of the financial measures to the Canadian GAAP financial measures is included in the table "Sales and Sales Growth Excluding the Impact of Tobacco Sales and VIEs" on page 5 of this MD&A.

Adjusted Operating Income and Margin The following table reconciles adjusted operating income to Canadian GAAP operating income reported in the unaudited interim period consolidated statements of earnings for the twelve and twenty-four week periods ended June 16, 2007 and June 17, 2006. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, these items affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted operating income and margin are useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

(1) See Non-GAAP Financial Measures on page 12.

($ millions)	2007 (12 weeks)	2006 (12 weeks)	2007 (24 weeks)	2006 (24 weeks)
Operating income	$ 218	$ 327	$ 352	$ 586
Add (deduct) impact of the following:				
Net effect of stock-based compensation and the associated equity forwards	(11)	9	1	12
Restructuring and other charges	73	5	162	8
Inventory liquidation	7	–	9	–
VIEs	3	(5)	2	–
Adjusted operating income	$ 290	$ 336	$ 526	$ 606

Adjusted operating margin is calculated as adjusted operating income divided by sales excluding the impact of tobacco sales and VIEs.

Adjusted EBITDA and Margin The following table reconciles adjusted earnings before interest, income taxes, depreciation and amortization ("EBITDA") to adjusted operating income which is reconciled to Canadian GAAP measures reported in the unaudited interim period consolidated statements of earnings, in the table above, for the twelve and twenty-four week periods ended June 16, 2007 and June 17, 2006. Adjusted EBITDA is useful to management in assessing the Company's performance of its ongoing operations and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program.

($ millions)	2007 (12 weeks)	2006 (12 weeks)	2007 (24 weeks)	2006 (24 weeks)
Adjusted operating income	$ 290	$ 336	$ 526	$ 606
Add (deduct) impact of the following:				
Depreciation and amortization	138	139	274	273
VIEs depreciation and amortization	(9)	(6)	(16)	(12)
Adjusted EBITDA	$ 419	$ 469	$ 784	$ 867

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by sales excluding the impact of tobacco sales and VIEs.

Adjusted Basic Net Earnings per Common Share The following table reconciles adjusted basic net earnings per common share to Canadian GAAP basic net earnings per common share measures reported in the unaudited interim period consolidated statements of earnings for the twelve and twenty-four week periods ended June 16, 2007 and June 17, 2006. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted basic net earnings per common share is useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

	2007 (12 weeks)	2006 (12 weeks)	2007 (24 weeks)	2006 (24 weeks)
Basic net earnings per common share	$ 0.43	$ 0.71	$ 0.63	$ 1.22
Add (deduct) impact of the following:				
Net effect of stock-based compensation and the associated equity forwards	(0.04)	0.04	0.01	0.05
Restructuring and other charges	0.18	0.01	0.39	0.02
Inventory liquidation	0.02	–	0.02	–
VIEs	0.01	–	0.01	0.01
Changes in statutory income tax rates	–	(0.06)	–	(0.06)
Adjusted basic net earnings per common share	$ 0.60	$ 0.70	$ 1.06	$ 1.24

Net Debt The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at June 16, 2007 and June 17, 2006. The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments. The net debt to equity ratio is useful in assessing the amount of leverage employed.

($ millions)	2007	2006
Bank indebtedness	$ 98	$ 103
Commercial paper	482	845
Long term debt due within one year	434	26
Long term debt	3,860	4,182
Less: Cash and cash equivalents	572	528
Short term investments	309	340
Net debt	$ 3,993	$ 4,288

Free Cash Flow The following table reconciles free cash flow to Canadian GAAP measures reported in the unaudited interim period consolidated cash flow statements for the twelve and twenty-four week periods ended June 16, 2007 and June 17, 2006. The Company calculates free cash flow as cash flows from operating activities less fixed asset purchases and dividends. The Company believes free cash flow is a useful measure of the change in the Company's cash available for additional funding requirements.

($ millions)	2007 (12 weeks)	2006 (12 weeks)	2007 (24 weeks)	2006 (24 weeks)
Cash flows from operating activities	$ 534	$ 419	$ 289	$ 9
Less: Fixed asset purchases	131	172	224	363
Dividends	57	58	115	58
Free cash flow	$ 346	$ 189	$ (50)	$ (412)

Total Assets The following table reconciles total assets used in the return on average total assets to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at June 16, 2007 and June 17, 2006. The Company believes the return on average total assets ratio is useful in assessing the performance of its operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in the ratio.

($ millions)	2007	2006
Total assets	$ 13,256	$ 13,944
Less: Cash and cash equivalents	572	528
Short term investments	309	340
Total assets	$ 12,375	$ 13,076

Consolidated Statements of Earnings

(unaudited)

For the periods ended June 16, 2007 and June 17, 2006 ($ millions except where otherwise indicated)	2007 (12 weeks)	2006 (12 weeks)	2007 (24 weeks)	2006 (24 weeks)
Sales	$ **6,933**	$ 6,699	$ **13,280**	$ 12,846
Operating Expenses				
Cost of sales, selling and administrative expenses	**6,504**	6,228	**12,492**	11,979
Depreciation and amortization	**138**	139	**274**	273
Restructuring and other charges (note 4)	**73**	5	**162**	8
	6,715	6,372	**12,928**	12,260
Operating Income	**218**	327	**352**	586
Interest Expense (note 5)	**58**	61	**117**	121
Earnings Before Income Taxes	**160**	266	**235**	465
Income Taxes (note 6)	**44**	69	**67**	133
Net Earnings Before Minority Interest	**116**	197	**168**	332
Minority Interest	**(3)**	3	**(5)**	(2)
Net Earnings	$ **119**	$ 194	$ **173**	$ 334
Net Earnings Per Common Share ($) (note 7)				
Basic and Diluted	$ **0.43**	$ 0.71	$ **0.63**	$ 1.22

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

For the periods ended June 16, 2007 and June 17, 2006	2007	2006
($ millions except where otherwise indicated)	(24 weeks)	(24 weeks)
Common Share Capital, Beginning and End of Period	$ 1,196	$ 1,192
Retained Earnings, Beginning of Period	$ 4,245	$ 4,694
Cumulative impact of implementing new accounting standards (note 2)	(15)	–
Net earnings	173	334
Dividends declared per common share – 42¢ (2006 – 42¢)	(115)	(115)
Retained Earnings, End of Period	$ 4,288	$ 4,913
Accumulated Other Comprehensive Income, Beginning of Period	$ –	
Cumulative impact of implementing new accounting standards (note 2)	16	
Other comprehensive income	(4)	
Accumulated Other Comprehensive Income, End of Period (note 11)	$ 12	
Total Shareholders' Equity	$ 5,496	$ 6,105

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statement of Comprehensive Income
(unaudited)

For the period ended June 16, 2007	2007	2007
($ millions)	(12 weeks)	(24 weeks)
Net earnings	$ 119	$ 173
Other comprehensive income, net of income taxes		
Net unrealized loss on available-for-sale financial assets	(26)	(29)
Reclassification of gain on available-for-sale financial assets to net earnings	(2)	(13)
	(28)	(42)
Net gain on derivatives designated as cash flow hedges	21	25
Reclassification of loss on derivatives designated as cash flow hedges to net earnings	2	13
	23	38
Other comprehensive income	(5)	(4)
Total Comprehensive Income	$ 114	$ 169

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

($ millions)	As at June 16, 2007 (unaudited)	As at June 17, 2006 (unaudited)	As at December 30, 2006
Assets			
Current Assets			
Cash and cash equivalents	$ 572	$ 528	$ 669
Short term investments	309	340	327
Accounts receivable (note 8)	623	605	728
Inventories	1,866	2,115	2,037
Income taxes (note 6)	97	53	63
Future income taxes	107	64	85
Prepaid expenses and other assets	69	84	39
Total Current Assets	3,643	3,789	3,948
Fixed Assets	8,051	7,881	8,055
Goodwill (note 3)	805	1,589	794
Other Assets	757	685	689
Total Assets	$ 13,256	$ 13,944	$ 13,486
Liabilities			
Current Liabilities			
Bank indebtedness	$ 98	$ 103	$ 1
Commercial paper	482	845	647
Accounts payable and accrued liabilities	2,296	2,174	2,598
Long term debt due within one year	434	26	27
Total Current Liabilities	3,310	3,148	3,273
Long Term Debt	3,860	4,182	4,212
Future Income Taxes	226	214	234
Other Liabilities	356	286	314
Minority Interest	8	9	12
Total Liabilities	7,760	7,839	8,045
Shareholders' Equity			
Common Share Capital (note 10)	1,196	1,192	1,196
Retained Earnings	4,288	4,913	4,245
Accumulated Other Comprehensive Income (notes 2 and 11)	12	–	–
Total Shareholders' Equity	5,496	6,105	5,441
Total Liabilities and Shareholders' Equity	$ 13,256	$ 13,944	$ 13,486

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements
(unaudited)

For the periods ended June 16, 2007 and June 17, 2006 ($ millions)	2007 (12 weeks)	2006 (12 weeks)	2007 (24 weeks)	2006 (24 weeks)
Operating Activities				
Net earnings before minority interest	$ **116**	$ 197	$ **168**	$ 332
Depreciation and amortization	**138**	139	**274**	273
Restructuring and other charges (note 4)	**73**	5	**162**	8
Future income taxes	**(6)**	(3)	**(25)**	(16)
Change in non-cash working capital	**205**	76	**(330)**	(616)
Other	**8**	5	**40**	28
Cash Flows from Operating Activities	**534**	419	**289**	9
Investing Activities				
Fixed asset purchases	**(131)**	(172)	**(224)**	(363)
Short term investments	**52**	(165)	**(9)**	(348)
Proceeds from fixed asset sales	**12**	4	**19**	10
Credit card receivables, after securitization (note 8)	**(52)**	(66)	**92**	52
Franchise investments and other receivables	**9**	14	**3**	–
Other	**(25)**	(12)	**(36)**	(21)
Cash Flows used in Investing Activities	**(135)**	(397)	**(155)**	(670)
Financing Activities				
Bank indebtedness	**1**	23	**97**	73
Commercial paper	**(274)**	(26)	**(165)**	409
Long term debt				
Issued	**16**	–	**23**	4
Retired	**(9)**	(132)	**(20)**	(138)
Dividends	**(57)**	(58)	**(115)**	(58)
Cash Flows (used in) from Financing Activities	**(323)**	(193)	**(180)**	290
Effect of foreign currency exchange rate changes on cash and cash equivalents	**(51)**	(17)	**(51)**	(17)
Change in Cash and Cash Equivalents	**25**	(188)	**(97)**	(388)
Cash and Cash Equivalents, Beginning of Period	**547**	716	**669**	916
Cash and Cash Equivalents, End of Period	$ **572**	$ 528	$ **572**	$ 528

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period
Consolidated Financial Statements

Note 1. Summary of Significant Accounting Principles

Basis of Presentation The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application as those used in the preparation of the audited annual consolidated financial statements for the year ended December 30, 2006 except as described in note 2. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Loblaw Companies Limited 2006 Annual Report.

Basis of Consolidation The consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries collectively referred to as the "Company" or "Loblaw". The Company's interest in the voting share capital of its subsidiaries is 100%. The Company also consolidates variable interest entities ("VIEs") that are subject to control on a basis other than through ownership of a majority of voting interest.

Use of Estimates and Assumptions The preparation of the unaudited interim period consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the unaudited interim period consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that may be undertaken in the future. Actual results could differ from these estimates.

Certain estimates, such as those related to valuation of inventories, goodwill, income taxes, Goods and Services Tax and provincial sales taxes, fixed assets and employee future benefits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.

Future Accounting Standards

Capital Disclosures and Financial Instruments – Disclosure and Presentation In December 2006, the Canadian Institute of Chartered Accountants ("CICA") issued three new accounting standards: Section 1535, "Capital Disclosures", Section 3862, "Financial Instruments Disclosure" and Section 3863, "Financial Instruments Presentation".

Section 1535 establishes guidelines for the disclosure of information regarding a company's capital and how it is managed. The standard requires enhanced disclosures with respect to (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; and (iii) whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance.

Section 3862 and Section 3863 replace Section 3861, "Financial Instruments – Disclosure and Presentation". Section 3862 requires increased disclosures regarding the risks associated with financial instruments such as credit risk, liquidity risk and market risks and the techniques used to identify, monitor and manage these risks. Section 3863 carries forward standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity.

These standards are effective for fiscal years beginning on or after October 1, 2007 and therefore the Company will implement them in the first quarter of 2008.

Inventories The new Section 3031, "Inventories", was issued in June 2007 and will replace existing Section 3030 of the same title. It provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories include the costs to purchase and other costs incurred in bringing the inventories to their present location. Costs such as storage costs and administrative overheads that do not contribute to bringing the inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred. Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be

based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the retail method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses.

This standard is effective for fiscal years beginning on or after January 1, 2008. The difference in the measurement of opening inventory may be applied to the opening inventory for the period, with an adjustment to opening retained earnings with no prior periods restated, or retrospectively with a restatement to prior periods in accordance with Section 1506, "Accounting Changes".

The standard is applicable to the Company for the first quarter of 2008. The Company is currently assessing the implications of this standard to identify differences between the current accounting and the new guidance in the standard. In addition to the changes in inventory cost, the Company is reviewing the additional presentation and disclosure requirements which will be required in the consolidated financial statements and/or in the accompanying notes.

Note 2. Accounting Standards Implemented in 2007

On December 31, 2006, the Company implemented the CICA new Handbook Sections 3855 "Financial Instruments – Recognition and Measurement", 3865 "Hedges", 1530 "Comprehensive Income", 3251 "Equity" and 3861 "Financial Instruments – Disclosure and Presentation". These standards have been applied without restatement of prior periods. The transitional adjustments resulting from these standards are recognized in the opening balances of retained earnings and accumulated other comprehensive income.

Section 3855, "Financial Instruments – Recognition and Measurement" ("Section 3855") establishes guidance for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial instruments must be classified into a defined category, namely, held-for-trading financial assets or financial liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The standard requires that financial instruments within scope, including derivatives, be included on the Company's balance sheet and measured at fair value, except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Gains and losses on held-for-trading financial assets and financial liabilities are recognized in net earnings in the period in which they arise. Unrealized gains and losses, including changes in foreign exchange rates on available-for-sale financial assets are recognized in other comprehensive income until the financial asset is derecognized or impaired, at which time any unrealized gains or losses are recorded in net earnings. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are added to the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest method.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models as more fully described in note 20 of the consolidated financial statements for the year ended December 30, 2006.

As a result of the implementation of Section 3855, the Company has classified cash and cash equivalents and short term investments as held-for-trading with the exception of certain United States dollar denominated short term investments designated in a hedging relationship, which are classified as available-for-sale financial assets. Accounts receivable are classified as loans and receivables; and investments in equity instruments are classified as available-for-sale. Bank indebtedness, accounts payable and certain accrued liabilities, long term debt and capital lease obligations have been classified as other financial liabilities. The Company has not classified any financial assets as held-to-maturity. The impact of re-measuring financial assets classified as available-for-sale at fair value resulted in an increase in other assets of $9 million with a corresponding increase in accumulated other comprehensive income of $6 million net of income taxes. In addition, as a result of classifying the United States dollar denominated short term investments designated in a hedging relationship as available-for-sale, the net unrealized gain previously recorded in retained earnings was reclassified to accumulated other comprehensive income for an amount of $14 million net of income taxes. The retained interest held by *President's Choice* Bank, a wholly owned subsidiary of the Company, in securitized receivables has been classified as held-for trading and has resulted in an increase in other assets of $2 million with a corresponding increase in opening retained earnings of $1 million net of income taxes. The re-measurement of financial assets classified as loans and receivables and financial liabilities classified as other liabilities at amortized cost was insignificant.

Non-financial derivatives must be recorded at fair value on the consolidated balance sheet unless they are exempt from derivative treatment based upon expected purchase, sale or usage requirements. All changes in their fair value are recorded in net earnings unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income. As a result of re-measuring a non-financial derivative at fair value an increase in other assets of $7 million and an increase in opening retained earnings of $5 million net of income taxes was recognized. The standard requires embedded derivatives to be separated and fair valued if certain criteria are met. Under an election provided for by the standard, December 29, 2002 was elected as the transition date to apply this accounting treatment to embedded derivatives. The impact of this change in accounting treatment related to embedded derivatives was not significant.

During the first half of 2007, the change in fair value of held-for-trading financial assets, including non-financial derivatives, was not material.

Section 3855 also requires that obligations undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, "Disclosure of Guarantees" be recognized at fair value at inception. No subsequent re-measurement at fair value is required unless the financial guarantee qualifies as a derivative. As a result, a liability of $7 million related to the fair value of the standby letter of credit issued by a major Canadian chartered bank for the benefit of an independent funding trust which provides loans to the Company's independent franchisees was recognized, with a corresponding decrease of $6 million net of income taxes to opening retained earnings.

Section 3865, "Hedges" replaces Accounting Guideline 13, "Hedging Relationships". The requirements for identification, designation, documentation and assessment of effectiveness of hedging relationships remain substantially unchanged. Section 3865 addresses the accounting treatment of qualifying hedging relationships and the necessary disclosures and also requires all derivatives in hedging relationships to be recorded at fair value.

As described in notes 1 and 20 of the consolidated financial statements for the year ended December 30, 2006, the Company has cash flow hedges which are used to manage exposure to fluctuations in foreign currency exchange rates and variable interest rates on variable rate assets and liabilities. For cash flow hedges, the effective portion of the change in fair value of the hedging item is recorded in other comprehensive income. To the extent the change in fair value of the derivative is not completely offset by the change in fair value of the hedged item, the ineffective portion of the hedging relationship is recorded immediately in net earnings. Amounts accumulated in other comprehensive income are reclassified to net earnings when the hedged item is recognized in net earnings. When a hedging instrument in a cash flow hedge expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in accumulated other comprehensive income relating to the hedge is carried forward until the hedged item is recognized in net earnings. When the hedged item ceases to exist as a result of its expiry or sale, or if an anticipated transaction is no longer expected to occur, the cumulative gain or loss in accumulated other comprehensive income is immediately reclassified to net earnings.

Upon implementation of these requirements with respect to cash flow hedges, an increase in other assets of $17 million and an increase in other liabilities of $34 million related to the fair value of the interest rate swaps not previously recognized on the consolidated balance sheet and an increase in accumulated other comprehensive income of $10 million net of income taxes were recorded. A decrease in opening retained earnings of $15 million net of income taxes resulting from the financing element of off-market interest rate swaps was also recorded. In addition, a decrease in accumulated other comprehensive income of $14 million net of income taxes was recorded related to the effective portion of the unrealized gains and losses on the cross currency basis swaps previously recognized in retained earnings. The ineffective portion of the gains or losses on the derivatives within the hedging relationships was insignificant.

Section 1530, "Comprehensive Income" introduces a statement of comprehensive income, which is comprised of net earnings and other comprehensive income. Other comprehensive income represents the change in shareholders' equity from transactions and other events from non-owner sources and includes unrealized gains and losses on financial assets that are classified as available-for-sale, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has included in the unaudited interim period consolidated financial statements a new consolidated statement of comprehensive income for the changes in these items, while the cumulative changes in other comprehensive income are included in accumulated other comprehensive income, which is presented as a new category of shareholders' equity on the consolidated balance sheet. See note 11 for further details of the accumulated other comprehensive income balance.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Section 3251, "Equity", which replaced Section 3250, "Surplus", establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present separately equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves. New consolidated statements of changes in shareholders' equity are included in the unaudited interim period consolidated financial statements.

Section 3861, "Financial Instruments – Disclosure and Presentation", which replaces Section 3860, of the same title, establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

The following tables summarize the transitional adjustments recorded upon implementation:

($ millions)	Transitional Adjustments
Consolidated Balance Sheet	
Other assets	$ 35
Future income taxes	(7)
Other liabilities	41
Retained earnings	(15)
Accumulated other comprehensive income	16

	Retained Earnings		Accumulated Other Comprehensive Income	
($ millions)	Gross	Net of Income Taxes	Gross	Net of Income Taxes
Classification of financial assets as available-for-sale	$ (14)	$ (14)	$ 23	$ 20
Classification of financial assets as held-for-trading	2	1	–	–
Non-financial derivative	7	5	–	–
Guarantees	(7)	(6)	–	–
Cash flow hedges	(9)	(1)	(8)	(4)
	$ (21)	$ (15)	$ 15	$ 16

Note 3. Goodwill

The Company has completed its work in connection with the non-cash goodwill impairment charge of $800 million recorded in the Company's audited annual consolidated financial statements for the year ended December 30, 2006. This charge has now been finalized.

Note 4. Restructuring and Other Charges

Project Simplify During the first quarter, the Company approved and announced the restructuring of its merchandising and store operations into more streamlined functions as part of Project Simplify. The total restructuring costs under this plan, comprised primarily of severance costs, are now anticipated to be in the range of $167 million to $187 million. In the second quarter of 2007, the Company recognized $70 million of restructuring costs resulting from this plan. The year-to-date charge of $145 million is comprised of $110 million for employee termination benefits including severance, additional pension costs resulting from the termination of employees and retention costs; and $35 million of other costs, primarily consulting.

Store Operations During 2006, management of the Company approved and communicated a plan to close 19 underperforming Quebec stores, mainly within the *Provigo* banner, and 8 stores in the Atlantic region. In addition, as a result of the loss of tobacco sales following the decision by a major tobacco supplier to sell directly to certain customers of the Company, a review of the impact on the cash & carry and wholesale club network was undertaken. In 2006, management approved and communicated a formal plan to close 24 wholesale outlets which were impacted most significantly by this change. The total restructuring cost under these plans is estimated to be approximately $54 million. Of the $54 million, approximately $10 million is attributable to employee termination benefits, which include severance resulting from the termination of employees, $25 million to fixed asset impairment and accelerated depreciation relating to these restructuring activities and $19 million to site closing and other costs including lease obligations. In the second quarter, the Company recognized $2 million of restructuring costs resulting from this plan. The year-to-date charge of $16 million relates to site closing and other costs including lease obligations. At the end of the second quarter, $3 million in estimated costs remain to be incurred and will be recognized as appropriate criteria are met.

Supply Chain Network During 2005, management of the Company approved a comprehensive plan to restructure its supply chain operations nationally. The restructuring plan is expected to be completed by the first quarter of 2009 and the total restructuring cost under this plan is estimated to be approximately $90 million. Of the $90 million, approximately $57 million is attributable to employee termination benefits, which include severance and additional pension costs resulting from the termination of employees, $13 million to fixed asset impairment and accelerated depreciation relating to this restructuring activity and $20 million to site closing and other costs directly attributable to the restructuring plan. In the second quarter, the Company recognized $1 million (2006 – $5 million) of restructuring costs resulting from this plan. At the end of the second quarter, $19 million in estimated costs remain to be incurred and will be recognized as appropriate criteria are met.

Office Move and Reorganization of the Operation Support Functions In 2005, the Company consolidated several administrative and operating offices from across southern Ontario into a new National Head Office and Store Support Centre in Brampton, Ontario and reorganized the merchandising, procurement and operations groups which included the transfer of the general merchandise operations from Calgary, Alberta to the new office. All of the expected $25 million of costs related to these initiatives had been recognized by the end of 2006.

Notes to the Unaudited Interim Period Consolidated Financial Statements

The costs recognized in operating income and cash payments made by the Company are as follows:

($ millions)	Employee Termination Benefits	Site Closing and Other Costs	Total Net Liability	2007 (24 weeks) Total	2006 (24 weeks) Total
Net liability, beginning of period	$ 40	$ –	$ 40	$ 40	$ 41
Costs recognized during the period:					
Project Simplify	$ 110	$ 35	$ 145	$ 145	$ –
Store operations	–	16	16	16	–
Supply chain network	–	1	1	1	7
Office move and reorganization of the operation support functions	–	–	–	–	1
	$ 110	$ 52	$ 162	$ 162	$ 8
Cash payments during the period:					
Project Simplify	$ 45	$ 31	$ 76	$ 76	$ –
Store operations	6	12	18	18	–
Supply chain network	3	1	4	4	4
Office move and reorganization of the operation support functions	–	–	–	–	2
	$ 54	$ 44	$ 98	$ 98	$ 6
Charges against fixed assets	$ –	$ –	$ –	$ –	$ 2
Charges against other assets(1)	7	–	7	7	–
Net liability, end of period	$ 89	$ 8	$ 97	$ 97	$ 41
Recorded in the consolidated balance sheet as follows:					
Other assets	$ –	$ –	$ –	$ –	$ 9
Accounts payable and accrued liabilities	68	8	76	76	9
Other liabilities	21	–	21	21	23
Net liability, end of period	$ 89	$ 8	$ 97	$ 97	$ 41

(1) Charges against other assets relates to contractual termination benefits cost recognized which reduced the accrued benefit plan asset.

Note 5. Interest Expense

($ millions)	2007 (12 weeks)	2006 (12 weeks)	2007 (24 weeks)	2006 (24 weeks)
Interest on long term debt	$ 66	$ 67	$ 132	$ 133
Interest on financial derivative instruments	2	1	5	2
Net short term interest	(5)	(2)	(9)	(4)
Capitalized to fixed assets	(5)	(5)	(11)	(10)
Interest expense	$ 58	$ 61	$ 117	$ 121

Net interest paid in the second quarter and year-to-date was $76 million and $140 million (2006 – $87 million and $146 million), respectively.

Note 6. Income Taxes

Net income taxes paid in the second quarter and year-to-date were $60 million and $127 million (2006 – $78 million and $198 million), respectively.

Note 7. Basic and Diluted Net Earnings per Common Share

	2007 (12 weeks)	2006 (12 weeks)	2007 (24 weeks)	2006 (24 weeks)
Net earnings ($ millions)	$ 119	$ 194	$ 173	$ 334
Weighted average common shares outstanding (in millions)	274.2	274.1	274.2	274.1
Dilutive effect of stock-based compensation (in millions)	–	0.4	–	0.4
Diluted weighted average common shares outstanding (in millions)	274.2	274.5	274.2	274.5
Basic and diluted net earnings per common share ($)	$ 0.43	$ 0.71	$ 0.63	$ 1.22

Stock options outstanding with an exercise price greater than the market price of the Company's common shares at the end of the second quarter were not recognized in the computation of diluted net earnings per common share. Accordingly, for the second quarter, 3,364,638 (2006 – 2,507,691) stock options, with a weighted average exercise price of $61.30 (2006 – $68.09) per common share were excluded from the computation of diluted net earnings per common share.

Note 8. Credit Card Receivables

During the second quarter $85 million (2006 – $60 million) of credit card receivables were securitized, $125 million (2006 – $115 million) year-to-date, by *President's Choice* Bank ("*PC* Bank"), a wholly owned subsidiary of the Company, through the sale of a portion of the total interest in these receivables to independent trusts. The securitization yielded a nominal net loss (2006 – nominal net loss) based on the assumptions disclosed in note 11 of the consolidated financial statements for the year ended December 30, 2006. The independent trusts' recourse to *PC* Bank's assets is limited to *PC* Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2006 – 9%) on a portion of the securitized amount.

($ millions)	2007 (as at June 16, 2007)	2006 (as at June 17, 2006)	2006 (as at December 30, 2006)
Credit card receivables	$ 1,599	$ 1,317	$ 1,571
Amount securitized	(1,375)	(1,125)	(1,250)
Net credit card receivables	$ 224	$ 192	$ 321

Note 9. Employee Future Benefits

The Company's total net benefit plan cost recognized in operating income was $40 million and $81 million (2006 – $31 million and $66 million) for the second quarter and year-to-date respectively. The total net benefit plan cost included costs for the Company's defined benefit pension and other benefit plans, defined contribution pension plans and multi-employer pension plans.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Note 10. Common Share Capital

(in millions)	2007 (12 weeks)	2006 (12 weeks)	2007 (24 weeks)	2006 (24 weeks)
Actual common shares outstanding	**274.2**	274.1	**274.2**	274.1
Weighted average common shares outstanding	**274.2**	274.1	**274.2**	274.1

During the first quarter of 2007, Loblaw renewed its Normal Course Issuer Bid to purchase on the Toronto Stock Exchange, or enter into equity derivatives to purchase up to 13,708,678 of the Company's common shares, representing approximately 5% of the common shares outstanding. In accordance with the rules and by-laws of the Toronto Stock Exchange, Loblaw may purchase its shares at the then market prices of such shares.

Note 11. Accumulated Other Comprehensive Income

The following table provides further detail regarding the composition of accumulated other comprehensive income for the twenty-four week period ended June 16, 2007:

($ millions)	Cash Flow Hedges	Available-for-sale Assets	Total
Balance, beginning of period	$ –	$ –	$ –
Cumulative impact of implementing new accounting standards (net of income taxes of $1)	(4)	20	16
Net unrealized loss on available-for-sale financial assets (net of income taxes of $1)	–	(29)	(29)
Reclassification of gain on available-for-sale financial assets (net of income taxes of nil)	–	(13)	(13)
Net gain on derivatives designated as cash flow hedges (net of income taxes of $2)	25	–	25
Reclassification of loss on derivatives designated as cash flow hedges (net of income taxes of nil)	13	–	13
Balance, end of period	$ 34	$ (22)	$ 12

An estimated net gain of $31 million recorded in accumulated other comprehensive income related to the cash flow hedges as at June 16, 2007, is expected to be reclassified to net earnings during the next 12 months. This will be offset by the foreign currency fluctuation and interest income on the available-for-sale financial assets and the interest expense on the financial liabilities that are hedged. Remaining amounts will be reclassified to net earnings over periods up to 6 years.

Note 12. Stock-Based Compensation

The Company's compensation cost recognized in operating income related to its stock option plan and the associated equity forwards and the restricted share unit plan was as follows:

($ millions)	2007 (12 weeks)	2006 (12 weeks)	2007 (24 weeks)	2006 (24 weeks)
Stock option plan expense (income)	$ **2**	$ (7)	$ **2**	$ (6)
Equity forwards (gain) loss	**(17)**	11	**(7)**	10
Restricted share unit plan expense	**4**	5	**6**	8
Net stock-based compensation (income) cost	$ **(11)**	$ 9	$ **1**	$ 12

Stock Option Plan During the first half of 2007, the Company paid the share appreciation value of $0.2 million (2006 – $1 million) on the exercise of 108,000 (2006 – 70,868) stock options. In addition, 752,024 (2006 – 34,230) stock options were forfeited or cancelled. Under its existing stock option plan, which allows for settlement in shares or in the share appreciation value in cash at the option of the employee, the Company granted 38,938 (2006 – 140,612) stock options with an exercise price of $46.01 (2006 – $55.50) per common share and 148,987 stock options with an exercise price of $50.80 per common share during the second quarter and 3,885,439 (2006 – 48,742) stock options with an exercise price of $47.44 (2006 – $54.71) per common share during the first quarter.

At the end of the second quarter, a total of 7,297,986 (2006 – 5,389,678) stock options were outstanding and represented approximately 2.7% (2006 – 2.0%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of the second quarter was $50.10 (2006 – $54.17).

Restricted Share Unit ("RSU") Plan Under its existing RSU plan, the Company granted 10,925 (2006 – 46,289) RSUs in the second quarter and 281,818 (2006 – 644,712) RSUs in the first quarter. In addition, 83,605 (2006 – 5,361) RSUs were cancelled and 86,316 (2006 – 562) were paid out in the amount of $4 million (2006 – nil) in the first half of 2007. At the end of the second quarter, 872,774 (2006 – 1,068,262) RSUs remain outstanding.

Note 13. Contingencies, Commitments and Guarantees

Guarantees - Independent Funding Trust Independent franchisees of the Company may obtain financing through a structure involving independent trusts which were created to provide loans to the independent franchisees to facilitate their purchase of inventory and fixed assets, consisting mainly of fixturing and equipment. Based on a formula, the Company has agreed to provide credit enhancement, in the form of a standby letter of credit for the benefit of the independent funding trust equal to approximately 10% of the principal amount of the loans outstanding at any point in time. This credit enhancement allows the independent funding trust to provide favorable financing terms to the Company's independent franchisees. In the event that an independent franchisee defaults on its loan and the Company has not, within a specified time period, assumed the loan or the default is not otherwise remedied, the independent funding trust may assign the loan to the Company and draw upon this standby letter of credit. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. No amount has ever been drawn on the standby letter of credit.

Neither the independent funding trust nor the Company can voluntarily terminate the agreement prior to December 2009, and following that date only upon six months' prior notice. Automatic termination of the agreement can only occur if specific, predetermined events occur and are not remedied within the time periods required including a credit rating downgrade of the Company below a long term credit rating of "A (low)" issued by DBRS. If the arrangement is terminated, the independent funding trust would have no obligation to make further loans to the Company's franchisees and it would demand payment of all outstanding loans and the standby letter of credit provided to the independent funding trust by Loblaw would be drawn upon. The Company is under no contractual obligation to provide funding to independent franchisees under such circumstances. In accordance with Canadian GAAP, the financial statements of the independent funding trust are not consolidated with those of the Company.

Legal Proceedings During the first quarter, the Company was one of 17 defendants served with an action brought in the Superior Court of Ontario by certain beneficiaries of a multi-employer pension plan in which the Company's employees and independent franchisees participate. In their claim against the employers and the trustees of the multi-employer pension plan, the plaintiffs claim that assets of the multi-employer pension plan have been mismanaged. One billion dollars of damages are claimed in the action. In addition, the plaintiffs are seeking to have a representative defendant appointed for the employers of all the members of the multi-employer pension plan. The action is framed as a representative action on behalf of all the beneficiaries of the multi-employer pension plan. The action is at a very early stage and the Company intends to vigorously defend it. Statements of Defence have not yet been filed.

In addition to the claim described above, the Company is the subject of various legal proceedings and claims that arise in the ordinary course of business. The outcome of all of these proceedings is uncertain. However, based on information currently available, these claims, individually and in the aggregate, are not expected to have a material impact on the Company.

Corporate Profile

Loblaw Companies Limited ("Loblaw" or the "Company") is Canada's largest food distributor and a leading provider of general merchandise products, drugstore and financial products and services. Through its various operating banners, Loblaw is committed to providing Canadians with a one-stop destination in meeting their food and household needs. This goal is pursued through a portfolio of store formats across the country. Loblaw is known for the quality, innovation and value of its food offering. It also offers Canada's strongest control label program, including the unique *President's Choice, no name* and *Joe Fresh Style* brands.

Food is at the heart of its offering. Loblaw stores provide a wide, growing and successful range of products and services to meet the everyday household demands of Canadian consumers. In addition, *President's Choice Financial* services offer core banking, a popular MasterCard®, *PC Financial* auto, home, travel and pet insurance, *PC* Mobile phone services as well as the *PC* points loyalty program.

Loblaw is committed to a strategy developed under three core themes: Simplify, Innovate and Grow. The Company strives to be consumer focused, cost effective and agile, with the goal of achieving long term growth for its many stakeholders. Loblaw believes that a strong balance sheet is critical to achieving its potential. It is highly selective in its consideration of acquisitions and other business opportunities. The Company maintains an active product development program to support its control label program. It works to ensure that its technology and systems logistics enhance the efficiency of its operations.

Trademarks

Loblaw Companies Limited and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw Companies Limited or the licensor and where used in this report are in italics.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Senior Vice President, Shared Financial Services at the Company's National Head Office or by e-mail at investor@loblaw.ca.

Additional information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, *President's Choice* Bank. The Company holds an analyst call shortly following the release of its quarterly results. These calls are archived in the Investor Zone section of the Company's website.

Ce rapport est disponible en français.

This report was printed in Canada on recycled paper.

Loblaw Companies Limited
1 President's Choice Circle
Brampton, Canada
L6Y 5S5

Tel: (905) 459-2500
Fax: (905) 861-2206

END

